

November 21, 2011

Via E-mail
Kunwu Li
President & Chief Executive Officer
China Intelligence Information Systems, Inc.
11th Floor Tower B1, Yike Industrial Base, Shunhua Rd.
High-tech Industrial Development Zone
Jinan, China 250101

> **Re:** **China Intelligence Information Systems, Inc.**
> **Item 4.01 and Item 4.02 Form 8-K**
> **Filed November 17, 2011**
> **File No. 333-131017**

Dear Mr. Li:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 8-K Filed November 17, 2011

Item 4.01 Change in Registrant's Certifying Accountant

1.   Please amend the Form 8-K to disclose whether there were any reportable events as described in Item 304(a)(1)(v)(A) through (D) of Regulation S-K, with Marcum Bernstein & Pinchuk LLP during the two most recent fiscal years and subsequent interim period through the date of their dismissal. To the extent that reportable events existed, revise to provide the information required by Item 304 (a)(1)(iv) of Regulation S-K.

2.   We note that Marcum Bernstein & Pinchuk LLP was retained as your independent accountants from June 29, 2011 to November 10, 2011. Please describe the audit and/or review work performed during this period and tell us whether there were any findings reported to the company and or its board of directors.

3.   If you amend your Form 8-K, include an updated Exhibit 16 letter from the former accountant referencing the revised Form 8-K.

Item 4.02 Non-Reliance on Previously Issued Financial Statements

4.   We note your financial statements for the years ended December 31, 2010 and 2009 and the quarterly reports for the calendar quarters during 2009 and 2010 and for the period ended March 31, 2011 should no longer be relied upon. Considering part of the restatement adjustment relates to convertible debt and warrants that were issued during fiscal 2007, tell us how you considered whether financial statements for periods prior to fiscal 2009 should also no longer be relied upon.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Melissa Kindelan, Staff Accountant at (202) 551-3564 or the undersigned at (202) 551-3499 if you have questions.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief